

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

April 6, 2009

By facsimile to (702) 944-7100 and U.S. Mail

Mr. Gregory P. Ruff
President, Chief Executive Officer, Chief Financial Officer, Secretary, and Treasurer
QE Brushes, Inc.
6411 South Auer Street
Spokane, WA 99223

Re: QE Brushes, Inc.
     Registration Statement on Form S-1
     Filed March 16, 2009
     File No. 333-157970

Dear Mr. Ruff:

We have limited our review of your filing to those issues that we have addressed in our comments. Where indicated, we think that you should revise your document in response to these comments. If you disagree, we will consider your explanation why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us information so that we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions that you may have about comments or any other aspect of our review. You may call us at the telephone numbers listed at the end of this letter.

<u>General</u>

1.   Section (a)(2) of Rule 419 of Regulation C under the Securities Act defines a blank check company as a company that is issuing penny stock and is "a development stage company that has no specific business plan or purpose or has indicated that its business plan is to engage in a merger or acquisition with an unidentified company or companies, or other

entity." In discussing this definition in the adopting release, the Commission stated that it would "scrutinize…offerings for attempts to create the appearance that the registrant … has a specific business plan, in an effort to avoid the application of Rule 419." See Release No. 33-6932, April 13, 1992.

Note 1 to the financial statements indicates that QE Brushes is seeking funds to begin operations to design, patent, outsource manufacturing, and market a canine and feline toothbrush. Notwithstanding disclosure on page 15 that QE Brushes has no current plans relating to a merger, consolidation, or sale of substantially all of its assets, we note these disclosures:

- QE Brushes' working capital is insufficient to enable it to implement its business plan, and QE Brushes will require additional financing (page 1).

- QE Brushes has earned no revenue to date (page 8), has not taken active steps to develop a sales force to attain revenues (page 12), and is a shell company (page 18).

- QE Brushes' ability to raise additional financing is unknown, and QE Brushes does not have any formal commitments or arrangements for the advancement or loan of funds (page 8).

- QE Brushes does not have its own fabrication facilities, assembly, or manufacturing operations, does not have any long term supply contracts, and has not yet located a manufacturer for its products (page 11).

- QE Brushes has not undertaken significant testing of its canine and feline toothbrush which may contain undetected errors, weaknesses, or defects when first introduced as new versions are released (page 12).

- QE Brushes has no experience in providing direct sales and service and has no distributors (page 12).

- QE Brushes' board of directors has the authority to modify or waive its operating policies and strategies without prior notice and without stockholder approval (page 13).

- QE Brushes' executive management may have conflicts of interest in allocating management time, services, and functions among QE Brushes and any present and future ventures which are or may be organized by QE Brushes' directors or officers and their affiliates (page 13).

- QE Brushes' officers are free to engage in competitive activities in QE Brushes' industry (page 13).

- QE Brushes' business plan may fail because its management is inexperienced in operating a pet health supply business (page 14).

- QE Brushes' president and chief executive officer devotes only 10 to 15 hours per week to its business (page 14).

- QE Brushes does not have any full or part time employees (page 14).

- QE Brushes' directors and officers own 91.4% of its issued and outstanding shares of common stock and will have any overwhelming influence in determining the outcome of all corporate transactions or other matters, including mergers, consolidations, and the sale of all or substantially all of its assets, and the power to cause or prevent a change in control (page 15).

- QE Brushes estimates that it will take approximately 12 months to manufacture its toothbrushes after starting the manufacturing process (page 29).

- QE Brushes is still deciding whether to file for patent protection for its toothbrush and has sidelined the issue for the present time (page 30).

- QE Brushes as the licensee under the license agreement has the right to stop all patent, development, manufacturing, and marketing costs of the canine and feline toothbrush and terminate the license agreement if at any stage the patent application is unable to proceed to a patent license or becomes abandoned (Exhibit 10.1)

- Gregory Ruff as licensor and QE Brushes as licensee may assign their obligations and duties under the license agreement to a third party (Exhibit 10.1).

In view of the above, it appears that QE Brushes' business plan is commensurate with the uncertainty ordinarily associated with a blank check company. Therefore, please revise the registration statement to comply with the requirements of Rule 419 of Regulation C. In particular, please revise your filing to include the disclosure required by Item 419(c) and confirm that you will file post-effective amendments as required by Rule 419(d) and (e). Please be advised that the offer must contain the terms set forth in Rule 419(e)(2). Please revise your prospectus to describe these terms. We may have further comment.

2.   If you believe that you do not fall within the definition of a blank check company, please supplementally provide us a detailed explanation as to why Rule 419 of Regulation C does not apply. In addition, please revise your registration statement to state that you do not consider yourself a blank check company and that you do not have any intention to engage in a reverse merger with any entity in an unrelated industry. Further, please include appropriate disclosure to demonstrate your status as a non-blank check company, including a specific business plan for the next 12 months. In providing the specific business plan, the disclosure should incorporate the company's day-to-day operations. We may have additional comments following the review of your revised disclosures.

3.   Include within the registration statement a discrete section to disclose any previous blank check offerings in which QE Brushes' directors, officers, promoters, control persons, or their affiliates have been involved. The disclosure should include for each blank check offering:

- Date of the initial public offering.

- Offering price.

- Aggregate dollar amount raised.

- Purpose of the offering.

- Any mergers, acquisitions, sales of all or substantially all of assets, or similar transactions that have occurred.

- Dates of the transactions.

- Consideration given and received.

- Subsequent involvement by directors, officers, promoters, control persons, or their affiliates in each company.

In addition, please identify all other registration statements of companies for which your directors, officers, promoters, control persons, or their affiliates may have acted as promoters, or in which they have a controlling interest, by describing in detail the nature and extent of the direct or indirect relationship between your directors, officers, promoters, control persons, or their affiliates and these companies and their affiliates. Your disclosure should indicate which companies are now viable or dormant, which businesses have been modified and restated from that described in their offering documents, noting the companies that are still actively reporting with the Commission.

4.   We note inclusion of "NASD" or "FINRA" when referencing the OTC Bulletin Board throughout the registration statement. For example, refer to pages 1, 7, 16, 19, 21, 32, and 34. References to the OTC Bulletin Board should not include "NASD" or "FINRA." Correct and accurate terminology when referencing the OTB Bulletin Board is:

- OTC Bulletin Board.

- Quoted on the OTC Bulletin Board.

See General Question 5 under "Frequently Asked Questions (FAQs)" on the OTC Bulletin Board's website. Please revise.

Registration Statement's Facing Page

5.   We note that QE Brushes' primary standard industrial classification or SIC code number is omitted. Since the EDGAR system indicates that QE Brushes' SIC code number is 3990, please revise or advise.

Summary, page 6

6.   The statements "The purpose of the Offering is to raise equity funds which we will then use to develop, manufacture, market, and sell our Product. However, our management has retained discretion to use the proceeds of the Offering for other purposes" are inconsistent with disclosures elsewhere in the registration statement that QE Brushes will not receive any proceeds from the offering. Please reconcile the disclosures.

The Offering, page 7

7.   We note the disclosure here and elsewhere in your filing that you have 6,695,000 shares outstanding. It appears that you have 6,725,000 shares outstanding. Please advise or revise throughout your filing accordingly.

Risk Factors, page 8

8.   We note the statements "The risks and uncertainties described below are not the only ones that impact on our operations and business. Additional risks and uncertainties not presently known to us, or that we currently consider immaterial, may also impair our business or operations." Since QE Brushes is required to disclose all risk factors that it believes are material at this time, please delete the statements.

9.   Many of your risk factors contain language such as "we cannot assure you" and "there can be no assurance." The risk factors must discuss the nature of the specific risk rather than your ability to provide assurance. Please remove all such disclosure and revise your risk factors accordingly to address the particular risk rather than your ability to offer assurance.

10.   We note the disclosure in Note 3 to the financial statements that "If it becomes necessary to raise additional sums of money to complete the manufacturing of the pet toothbrush, a presale order will assist QE Brushes in this endeavor." Advise what consideration you have given to addressing in the risk factors section management's plan to presale the pet toothbrush before beginning to manufacture the final product and any attendant risks.

Because we conduct our business through verbal agreements…, page 10

11.   Please provide us a list of all of your verbal agreements.

Our board of directors may change our operating policies…, page 13

12.   The disclosure in this risk factor is extremely vague. Please discuss in greater detail what you mean by your "current operating policies and our strategies" and what impact those would have on the company and security holders.

Because executive management is free to devote time to other ventures…, page 13

13.   Identify any present ventures organized by QE Brushes' directors, officers, or their affiliates.

Determination of Offering Price, page 19

14.   We note your disclosure here and elsewhere in your filing that QE Brushes intends to apply for quotation of its common stock on the OTC Bulletin Board. We understand that the OTC Bulletin Board is a quotation medium for subscribing FINRA members and is not an issuer listing service. Further, only market makers can apply to quote securities on

the OTC Bulletin Board. Please revise here and, as appropriate, elsewhere in your filing accordingly. In addition, please disclose whether QE Brushes or any person acting on its behalf will take affirmative steps to request or encourage any broker-dealer to act as a market maker for QE Brushes' common stock. If so, discuss whether there have been any preliminary discussions or understandings between QE Brushes or any person acting on its behalf and any market maker. Summarize any such discussions or understandings, and identify the participants involved. Should QE Brushes decide to undertake these efforts at a later date, disclose when, how, and by whom.

Selling Shareholders, page 19

15.   For any beneficial owner that is not a natural person, identify by footnote or otherwise the natural person or persons having sole or shared voting and investment control over the securities held by the beneficial owner. See Questions 140.01 and 140.02 under Section 140 in our July 3, 2008 Compliance & Disclosure Interpretations of Regulation S-K that are available on the Commission's website at http://www.sec.gov.

16.   Confirm that none of the selling shareholders is a broker-dealer.

17.   For any selling shareholder that is a broker-dealer's affiliate, include disclosure that this broker-dealer's affiliate:

- Purchased the securities to be resold in the ordinary course of business.

- Had no agreement or understanding, directly or indirectly, with any person to distribute the securities at the time of their purchase.

If QE Brushes is unable to make the two representations noted above in the prospectus, QE Brushes must state in the prospectus that the selling shareholder is an underwriter. Language such as "may be deemed to be" an underwriter is unacceptable in the selling shareholder is an affiliate of an underwriter that cannot make the two representations.

18.   Describe briefly any continuing relationship of QE Brushes with each selling shareholder.

19.   Expand the disclosure in the last paragraph to explain the relationships of Messrs. Gregory Ruff and Craig Littler to QE Brushes.

20.   Consider adding disclosure that the term "selling shareholder" includes the shareholders listed and their transferees, pledgees, donees, or their successors.

21.   Disclose that QE Brushes will file a prospectus supplement to name successors to any
        named selling shareholders who are able to use the prospectus to resell the securities.

22.   Confirm that QE Brushes is aware that it may only substitute a new selling shareholder
        for an original selling shareholder by means of a prospectus supplement if:

        •   The change is not material.

        •   The number of shares or dollar amount registered does not change.

        •   The new selling shareholder's shares can be traced to those covered by the
            original registration statement.

Plan of Distribution, page 21

23.   If a selling shareholder enters into an agreement after the registration statement's
        effectiveness to sell its shares to a broker-dealer as principal and that broker-dealer is
        acting as an underwriter, QE Brushes must file a post-effective amendment to the
        registration statement identifying the broker-dealer, providing the required information
        on the plan of distribution, revising the appropriate disclosures in the registration
        statement, and filing the agreement as an exhibit to the registration statement. Revise the
        disclosure to indicate that QE Brushes will file a post-effective amendment addressing
        the above information. Further, before any broker-dealer's involvement in the offering,
        the broker-dealer must seek and obtain clearance of the underwriting compensation and
        arrangements from FINRA.

24.   Expand the disclosure to address any provisions of Regulation M under the Exchange
        Act relating to the offering. You may wish to refer to Staff Legal Bulletin No. 9 of the
        Division of Trading and Markets, formerly Division of Market Regulation, that is
        available on the Commission's website at http://www.sec.gov.

Interests of Named Experts and Counsel, page 25

25.   Include counsel's address as required by paragraph 23 of Schedule A of the Securities
        Act.

Description of Business, page 26

26.   Please review the disclosure in this section and throughout your filing and ensure that
        you identify the source(s) for the industry and scientific data you provide, in particular
        the sections entitled "Canine and Feline Dental Disease," "Pet Car Industry," and "Our
        Product." In this regard, we note that you have provided numerous factual statements,
        but you do not always indicate whether the source of this information is management's
        belief, industry data, scientific reports, general articles, or any other source. If this
        information is based upon management's belief, please indicate that this is the case and
        also provide an explanation for the basis of your belief. If this information is based upon
        other sources, please provide us copies of these sources. Please also disclose in your
        filing the date of these sources and whether the information represents the most recently
        available data and, therefore, remains reliable.

        Finally, if you funded or were otherwise affiliated with any of the sources that you cite,
        please disclose this. Otherwise, please confirm that these sources are widely available to
        the public. If any sources are not publicly available, either file consents or explain to us
        why you are not required to do so under Rule 436 of Regulation C and Section 7 of the
        Securities Act. To expedite our review, please clearly mark each source to highlight the
        portion or section that contains this information and cross-reference it to the appropriate
        location in your filing. We may have additional comments after we review your
        response.

27.   We note the disclosure in the first risk factor on page 12 that you are currently testing
        your product. Please include disclosure in this section on the testing of your product,
        including a detailed discussion of the testing process and timeframe.

Our Product, page 28

28.   We note that the disclosure in the third and fourth paragraphs that you have retained two
        consultants. Please disclose the terms of these arrangements and whether you have any
        written or oral agreements with the consultants.

Intellectual Property, page 30; Exhibit 10.1

29.   We note the disclosure in the third paragraph that your "design is still unique and
        addresses issues that other pet toothbrushes have yet to solve." Please explain why your
        product is unique and what issues it addresses that other toothbrushes have not solved.

30.   State here the expiration date of QE Brushes' license agreement with Mr. Gregory P.
        Ruff, and file an executed license agreement as an exhibit to the registration statement.

Research and Development Expenditures, page 31

31.   Please disclose the dollar amount of the shares issued to Mr. Robert Slack. Please also describe in greater detail the services provided by Mr. Slack.

No Public Market for Common Stock, page 32

32.   We note the disclosure in the second paragraph. Please clearly state, if true, that your common stock is "penny stock." Please also comply with this comment in the second risk factor on page 17.

Rule 144 Shares, page 33

33.   Please revise to clearly disclose the identities of your "founders" referenced in the second paragraph of this section. In this regard, we note the disclosure in the first paragraph on page 21.

34.   Please explain in greater detail the condition disclosed in paragraph (3) of the second paragraph of this section as certain investors may be unfamiliar with these concepts.

Registration Rights, page 34

35.   We note the statement "We plan to file a Form 8-A registration statement with the Commission to cause us to become a reporting company with the Commission under the 1934 Act." Revise the disclosure to clarify that QE Brushes will become a reporting company upon effectiveness of the registration statement filed March 16, 2009.

Registration Rights, page 34; Compensation Discussion and Analysis, page 39

36.   We assume that the reference to "our mineral exploration program" and the phrase "Due to financial constraints typical of those faced by a development stage mineral exploration business" are inadvertent. Please revise or advise.

Results of Operations…, page 35

37.   We note your use of your securities as consideration to purchase certain services. In this regard, we note the shares issued to Mr. Gregory P. Ruff and a consultant in consideration of services rendered. Please explain the nature of this share-based compensation. In addition, please disclose how you calculated the dollar amount of the compensation you paid and how you determined the number of shares to issue. Further,

please provide a breakdown of the number of shares issued to your directors and the number of shares issued to related parties for services, and disclose the corresponding dollar amounts. Finally, please disclose the nature of the services rendered by these related parties and the nature of the relationship of these parties to your company.

Liquidity and Capital Resources, page 36

38.   Please discuss the impact on your liquidity of the costs associated with being a reporting company under the Exchange Act, including compliance with Section 404 of the Sarbanes-Oxley Act of 2002. In this regard, we note the disclosure in the last risk factor on page 15.

39.   Given QE Brushes' history of no revenues and requirement of additional financing to continue as a going concern, disclose how QE Brushes intends to satisfy the costs that it will incur as a result of becoming a public company upon the registration statement's effectiveness. In this regard, we note the disclosure in the last risk factor on page 15.

40.   We note the third paragraph is qualified as of December 31, 2008. Please revise to discuss your liquidity over the next 12 months taking into account the fact that you will be a reporting company under the Exchange Act.

41.   We note the statements:

- "Although our principal has no legal obligation to infuse additional capital, it is anticipated that our principal will do so as reasonably necessary by providing short-term demand loans carrying a market interest rate should it become necessary to do so."

- "Although we do not anticipate the necessity, we may have to raise additional capital following the completion of this registration statement…to meet our financial requirements over the next twelve months."

Expand the disclosure in the first statement to identify QE Brushes' principal. Expand the disclosure in the second statement to make clear that QE Brushes will receive no proceeds from this offering.

Directors, Executive Officers, Promoters and Control Persons, page 37

42.   If any directors, executive officers, promoters, and control persons of QE Brushes are
        directors, executive officers, promoters, and control persons of KOKO, Ltd., provide
        appropriate disclosure that addresses specifically their involvement in KOKO, Ltd. and
        any conflicts of interest resulting from their involvement in KOKO, Ltd. We note the
        disclosure that Mr. Gregory P. Ruff is the president of KOKO, Ltd.

43.   Confirm that there are no agreements or understandings for any director or officer to
        resign at the request of another person and that no director or officer is acting on behalf
        of or will act at the direction of any other person.

44.   Disclosure that Mr. Gregory P. Ruff was a trader and account executive at Public
        Securities from 1992 through 2008 is inconsistent with disclosure in the registration
        statement on Form S-1 filed by KOKO, Ltd. on March 12, 2009 that Mr. Ruff was a
        trader and registered representative with Public Securities Company from 1996 to
        December 2006. Please reconcile the disclosures.

45.   State the period or periods during which Messrs. Craig Littler, Murray Sternfeld, Paul
        Charbonneau, and James Adams have served as directors of QE Brushes. See Item
        401(a)(1) of Regulation S-K.

46.   Describe briefly Messrs. Charbonneau's and Littler's business experience during the past
        five years. See Item 401(e)(1) of Regulation S-K.

Directors, page 38

47.   Please disclose the information required by Item 407(a) of Regulation S-K.

Director or Officer Involvement in Certain Legal Proceedings, page 38

48.   We note the phrase "To the best of our knowledge." Explain why QE Brushes finds it
        necessary to qualify the disclosure.

Executive Compensation, page 39

49.   We note the disclosure that you have not paid any cash or stock compensation to your
        executive officers. Please reconcile with the disclosure elsewhere in the prospectus that
        you paid Mr. Gregory P. Ruff in stock for services rendered.

Certain Relationships and Related Transactions, page 42

50.   For each related party transaction discussed in this section, please disclose how you arrived at the terms of the transaction and who negotiated these terms on behalf of the company.

51.   If applicable, provide disclosure relating to promoters and control persons required by Item 404(c) of Regulation S-K. You may wish to refer to Section V.C. of Release No. 33-8732A for additional guidance.

52.   Disclose whether QE Brushes may merge with or acquire another company in which QE Brushes' directors, officers, promoters, or control persons have an ownership interest, directly or indirectly. If QE Brushes' policies do not permit such related party transactions, explain the basis for the policies. Further, indicate whether QE Brushes' directors, officers, promoters, or control persons are aware of any circumstances under which QE Brushes may change its policies.

Available Information, page 42

53.   The Commission's address is 100 F Street, N.E., Washington, DC 20549 and not 450 Fifth Street, N.W., Washington, DC 20549. Please revise.

Dealer Prospectus Delivery Obligations, page 42

54.   Please relocate this section to the outside back cover page of the prospectus. Refer to Item 502(b) of Regulation S-K.

Recent Sales of Unregistered Securities, page 45

55.   With respect to the issuances as compensation for services rendered, please expand the disclosure in this section to fully describe the nature of the services.

56.   With respect to the shares issued to Mr. Gregory P. Ruff, please disclose separately the amount of cash proceeds and the amount for services rendered.

57.   We note the disclosure regarding the offering completed on December 31, 2008 in which you received proceeds of $95,000. We also note the disclosure in Note 4 to your financial statements, indicating that you received proceeds of $89,000. Please reconcile.

58.   State the dates on which QE Brushes issued:

- 530,000 shares of common stock to each of Messrs. Paul Charbonneau, Craig Littler, Murray Sternfeld, and James Adams.

- 130,000 shares of common stock to a consultant.

See Item 701(a) of Regulation S-K.

59.   State the value of the 130,000 shares of common stock issued to a consultant for services. See Item 701(c) of Regulation S-K. Please also tell us the identity of this consultant and whether you have any written or oral agreements with this consultant.

Undertakings, page 46

60.   Since the undertakings under (i) and (ii) of 4(a) and (5) are inapplicable to this offering, please remove these undertakings.

Exhibit Index

61.   Include an exhibit index immediately before the exhibits as required by Rule 102(d) of Regulation S-T.

Other

62.   Provide us a copy of the Form D filing made by QE Brushes on June 23, 2008.

Closing

    As appropriate, please amend your registration statement in response to these comments. You may wish to provide us marked courtesy copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after review of your amendment and responses to our comments.

    We urge all persons who are responsible for the accuracy and adequacy of the disclosures in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information that investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosures, they are responsible for the adequacy and accuracy of the disclosures that they have made.

Notwithstanding our comments, when the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter at the time of the request, acknowledging that:

- Should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing.

- The action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing.

- The company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Also, please be advised that the Division of Enforcement has access to all information that you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statements. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may direct questions on comments and disclosure issues to Edward M. Kelly, Senior Counsel, at (202) 551-3728 or Andrew P. Schoeffler, Staff Attorney, at (202) 551-3748.

Very truly yours,

Pamela A. Long
Assistant Director

cc: Scott P. Doney, Esq.
     Cane Clark LLP
     3273 East Warm Springs
     Las Vegas, NV 89120